Exhibit 21.1

SUBSIDIARIES OF SIXTH STREET SPECIALTY LENDING, INC.

Name	Jurisdiction
TC Lending, LLC	Delaware
Sixth Street SL SPV, LLC	Delaware
Sixth Street SL Holding, LLC	Delaware
Sixth Street Specialty Lending Sub, LLC	Cayman Islands